[Premiere Global Services, Inc. Letterhead]

December 10, 2008

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:

Premiere Global Services, Inc.
Form 10-K/A For Fiscal Year Ended December 31, 2007
Filed October 10, 2008
Form 10-Q For Fiscal Quarter Ended September 30, 2008
Filed November 7, 2008
Definitive Proxy Statement Filed April 18, 2008
Form 8-K Filed October 23, 2008
File No. 0-27778

Dear Mr. Wilson:

     This letter sets forth the responses of Premiere Global Services, Inc. to the Securities and Exchange Commission Staff’s letter dated November 25, 2008 with regard to the above-referenced filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Comment:

1.

We note that you have included information from the JAAG Group survey commissioned by you that assessed the current market opportunity for your products and services in January of 2008 at nearly $10 billion in 2008 growing to $17 billion in 2012. We note that this report, opinion, or appraisal is incorporated by reference into registration statements Nos. 333-79599, 333-87635, 333-89891, 333-51380, 333-57698, 333-67292, 333-101262, and 333-116506. As such, it appears that you should either file the written consent of the JAAG Group for use of such information, consistent with Rule 436 of the Securities Act and Item 601(b)(23)(ii) of Regulation S-K, or delete the reference to the report.

Mr. Craig D. Wilson
December 10, 2008

Response:

     The JAAG Group is an advisory and consulting services firm that we engaged to provide market analytics. We do not consider The JAAG Group to be an expert as contemplated by Section 7(a) of the Securities Act of 1933, as amended, since The JAAG Group is neither our counsel nor our financial advisor. The survey The JAAG Group conducted was neither a report nor an opinion under Rule 436 of the Securities Act, but simply a market survey. Accordingly, we do not believe that Rule 436 of the Securities Act requires us to file The JAAG Group’s written consent for use of the information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

General

Comment:

2.

In future filings please consider expanding your Overview section to include a more informative executive level discussion that addresses how management evaluates your financial condition and operating results, including a more detailed look at how you earn revenue, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, under material risks facing the company, disclose that:

  You have experienced revenue declines in broadcast fax revenues which you expect to continue, and that the future success of your company is dependent in part on your ability to transition your broadcast fax customers to newer technologies, such as email and voice delivery, as discussed on a risk factor on page 7;

  You have had to decrease your average selling price per minute of services across your solutions sets, and that if you cannot decrease your costs of providing such services proportionately, or if they increase, that could have a material adverse impact on your business, as discussed in a risk factor on page 10-11; and that

  You repurchased 15% of your shares outstanding during 2007 with increased borrowings of $125.7 million, largely to fund the self-tender offer of 9.6 million shares at a then 10% premium of $12.65 per share, which has increased your outstanding debt under your credit facility to approximately $266.7 million as of December 31, 2007, with approximately $264.9 million in borrowings (due in 2011), up from approximately $134.5 million of borrowings outstanding as of December 31, 2006.

Mr. Craig D. Wilson
December 10, 2008

Response:

     In future filings, we will expand our disclosure in the Overview section of MD&A to include additional detail on how we earn revenue, any known trends, demands, commitments or uncertainties and their impact on our liquidity, capital resources or results of operations and material risks and challenges facing us. As suggested by the Staff’s comment, the enhanced Overview section will include a discussion of certain material risks, such as the continued declines in our broadcast fax revenue, decreased average selling price per minute of our services and our level of indebtedness.

Results of Operations, page 28

Net Revenues, page 29

Comment:

3.

Within your discussion of revenues throughout MD&A, you address the reasons for the increases or decreases in terms of changes in organic growth, acquisitions, the impact of foreign currencies and the impact of broadcast fax revenues. Your disclosures quantify the impact of foreign currencies and changes in broadcast fax revenues but you do not quantify the impact on revenues which are due to organic growth or acquisitions. Tell us what consideration you have given to providing this information which would enable a reader to more clearly understand the reasons for the material changes in revenues between the periods presented. We refer you to Section III.D of SEC Release 33-6835 and Item 303(A)(3) of Regulation S-K.

Response:

     Our discussions of material revenue changes in MD&A have focused on revenue growth in our Conferencing & Collaboration Solutions offset by declines in revenue for our broadcast fax services. We have historically quantified the impact of foreign currency exchange rates on revenues in MD&A, and more recently, fluctuations in foreign currency exchange rates caused by current global economic conditions have negatively impacted our revenues. In addition, we have completed acquisitions (none of which have been “significant subsidiary” acquisitions under Rule 1-02(w) of Regulation S-X) in the past several years, which have impacted our revenues. In response to the Staff’s comment, we will specifically quantify the impact of material changes to our revenues due to organic growth and acquisitions in future filings.

Comment:

4.	Tell us what consideration you have given to explaining the measure “organic growth” as defined by management. We note that these measures may not be comparable to organic

Mr. Craig D. Wilson
December 10, 2008

growth measures used by other companies. Additionally, tell us how you determined that this disclosure does not result in the presentation of a non-GAAP measure. We refer you to Rule 10(e) of Regulation S-K.

Response:

     We quantified the impact of foreign currency exchange rates on revenues and included a discussion of the impact of acquisition activity on revenues on pages 29, 30 and 46 in our annual report on Form 10-K/A for the year ended December 31, 2007. In response to the Staff’s comment and in accordance with Item 10(e) of Regulation S-K, we will define “organic growth” as revenue changes excluding the impact of foreign currency exchange rate fluctuations and acquisitions and will provide a table for the reconciliation of organic growth to consolidated net revenues in future filings. In addition, we will state that:

  management uses this measure internally as a means of analyzing our current and future financial performance and underlying trends in our financial condition and results of operations;

  we are providing this measure as additional information to investors to highlight the results of our ongoing core operations and to exclude the effects of items that are not completely within management’s control, such as foreign currency exchange rate fluctuations (by providing constant currency comparisons without the distortion of these fluctuations), and that do not reflect on our underlying growth, such as acquisitions; and

  organic growth is a non-GAAP financial measure that may differ materially from comparable or similarly titled measures provided by other companies and should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

Comment:

5.

You have not discussed how changes currently being implemented to introduce new pricing options, including subscription and license pricing options, has affected your business. For example, you note on page 26 that changing to a subscription based pricing option from traditional usage based pricing is a major goal for 2008. In your Form 10-Q’s for the quarters ending March 31, 2008 and June 30, 2008 you state in the overview of your Management’s Discussion and Analysis that for the remainder of the year you plan to offer new pricing options, such as subscription-based pricing, to your direct sales customers similar to what you did for web sales customers in 2007. However, no discussion about the change in pricing for web sales customers was provided in this annual report, nor is there any discussion in your Form 10-Q’s for 2008 regarding the continued pricing change for direct sales customers. Please clarify to us, and revise your disclosure in future filings to discuss the status of the transition to subscription based

Mr. Craig D. Wilson
December 10, 2008

pricing across your products for the relevant period, and quantify the impact that this change has had and will have on financial results.

Response:

     Subscription-based and license pricing options for web and direct sales customers in the aggregate represented revenue of approximately $14.2 million in 2007 and $15.2 million for the nine months ended September 30, 2008, or 2.5% and 3.2% of consolidated net revenues, respectively. To date, we have not experienced a material impact on our financial results as a result of the introduction of these new pricing options, and we believe revenues from these options have been immaterial to our consolidated revenues and profitability. However, as referenced by the Staff in this comment and noted in the Overview section of MD&A on page 26 of our Form 10-K/A for the year ended December 31, 2007, we expect revenue from these new pricing options to increase. In response to the Staff’s comment, we will discuss the status of the transition to these new pricing options and quantify its impact on our financial results in future filings to the extent that it is material.

Comment:

6.

Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years. On pages 29-30 of this annual report you disclose that revenues have increased primarily due to organic growth, without explaining the extent to which this growth was due to increases in price or volume. Further, on pages 30-31 you disclose that cost of revenues has increased as a percentage of revenues primarily because of decreased average selling prices per minute in your conferencing & collaboration solutions set business. In future filings please quantify the extent to which revenue increases were the result of increases in volume sold or increases in price. Also quantify the impact of any decreasing selling prices. See Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Response:

     Historically, we have not made a distinction between the effect of changes in price and volume on revenue growth because our revenues, similar to the revenues of competitors in the industries in which we compete, have increased primarily because of volume increases, and we disclosed that prices had decreased. An increase in revenues despite a decrease in prices would lead to the conclusion that the revenue increase was a result of an increase in volume. We also note that some of our competitors have also disclosed in their SEC filings that the average selling prices per minute, particularly in conferencing and collaboration services, have decreased while the volume of minutes has increased. In response to the Staff’s comment, we will quantify the extent to which revenue changes were the result of changes in volume and price and quantify the impact of decreasing selling prices in accordance with Item 303(a)(3)(iii) of Regulation S-K in future filings.

Mr. Craig D. Wilson
December 10, 2008

Liquidity and Capital Resources, page 39

Comment:

7.

Tell us what consideration you have given to providing a more substantive discussion of cash flows from operating activities specifically addressing the reasons for the increases in operating cash flows in 2007 in comparison to 2006 and the decreases in cash flows between the 2006 and 2005 periods. We reference Section IV.B.1 of SEC Release 33- 8350.

Response:

     We believe that we addressed the primary reasons for the changes in cash flows from operating activities from 2006 to 2007 and from 2005 to 2006 on page 39 of our Form 10-K/A for the year ended December 31, 2007, but we acknowledge that we could have clarified our disclosure to reference changes in working capital rather than “changes in assets and liabilities.” The changes in cash flows from operating activities from 2006 to 2007 were due primarily to increases in income taxes payable related to reduced income taxes paid of $9.2 million associated with an election for bonus depreciation in 2007. The changes in cash flows from operating activities from 2005 to 2006 were due primarily to the payment of federal income taxes of $13.1 million accrued in 2004 at a greater amount than in 2005, growth in receivables related to the integration of acquisitions, growth in revenues from customers with longer payment terms and the favorable result of accrued vendor disputes resolved in 2005. In response to the Staff’s comment, we will continue to discuss the reasons for the increases and decreases in cash flows from operating activities in MD&A and will clarify that these changes relate to changes in working capital in future filings.

Contractual Obligations, Page 40

Comment:

8.	Tell us what consideration the Company has given to presenting the time periods in the contractual obligation table in accordance with Item 303(a)(5)(i) of Regulation S-K.

Response:

     We acknowledge that the tabular disclosure of contractual obligations required by Item 303(a)(5)(i) of Regulation S-K lists payment due by periods of “Total,” “Less than 1 year,” “1-3 years,” “3-5 years” and “More than 5 years.” We provided a schedule of our contractual obligations on an annual basis for five years rather than following the convention delineated in Item 303(a)(5)(i) of Regulation S-K because we believe doing so provides readers of our financial statements with greater detail and clarity into our contractual obligations. For example, for our operating leases, we could have aggregated years 2009, 2010 and 2011 into one single column entitled “1-3 years,” which would have totaled $18,424 (in thousands), but would not have allowed readers to note that our operating lease obligation in 2011 will be almost half the

Mr. Craig D. Wilson
December 10, 2008

obligation in 2009. Accordingly, we respectfully submit that our tabular disclosure of contractual obligations exceeds the required disclosure of Item 303(a)(5)(i) of Regulation S-K and provides useful information to investors.

Capital Resources, Page 41

Comment:

9.

In future filings please revise this disclosure to discuss the impact, purpose of, and source of funds needed to fulfill your debt obligations that you incurred by increasing your borrowing under your line of credit from $134.5 million as of December 31, 2006 to $264.9 million as of December 31, 2007, primarily to fund the repurchase of 15% of your shares outstanding during 2007. Please also revise your liquidity discussion on page 42 as appropriate to address the effect of your increased debt load on long and short-term liquidity.

Response:

     We acknowledge the Staff’s comment, and in our future filings we will discuss the impact, purpose of and source of funds needed to fulfill our debt obligations under our line of credit. We will also revise our liquidity discussion to address the effect of our increased debt load on long and short-term liquidity. Please note that we discuss this risk in Item 1A. “Risk Factors” on page 40 of our Form 10-Q for the quarter ended September 30, 2008.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 54

Comment:

10.

Where you may have different policies for different types of revenue transactions, the policy for each material type of transaction should be disclosed. If revenue transactions have multiple units of accounting your accounting policy should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. See SAB Topic 13B. In this regard tell us whether your arrangements include multiple-elements and if so, how you have considered EITF 00-21 to determine separate units of accounting.

Mr. Craig D. Wilson
December 10, 2008

Response:

     We note the Staff’s comment and confirm that we disclose our policies for different types of revenue transactions. Our revenue arrangements do not include multiple-elements and, therefore, do not meet the criteria for separate units of accounting under EITF 00-21 paragraph 9.

Comment:

11.

Tell us the nature and terms of your subscription based arrangements addressing in your response the timing and amount of revenue recognition. Explain why your policy does not address the pattern and timing of subscription revenue recognition.

Response:

     Our subscription-based arrangements are based on payment arrangements ranging from periods of 30 days to two years. We receive payment in arrears for the majority of our subscription-based arrangements which are for periods of 30 days. We receive payment in advance for subscription-based arrangements greater than 30 days and defer revenue recognition on such advanced payment. We recognize revenue for these arrangements on a straight-line basis over the arrangement service period in accordance with our policy. We believe that additional disclosure regarding our subscription-based arrangement revenue recognition policy is unnecessary because of its short-term nature and immateriality in relation to our consolidated revenues, as we discussed in our response to the Staff’s comment 5 above.

Comment:

12.	Tell us how revenue is recognized for products that are sold through indirect channels. Explain why your revenue recognition policy does not address indirect channel revenues.

Response:

     Our indirect sales channel represents approximately 7% of our consolidated revenues and consists of resellers and agents. Resellers represent approximately two-thirds of this channel’s revenues, and agents represent approximately one-third of this channel’s revenues.

     Our resellers resell our services by entering into their own arrangements with their end customers. They bill their customers under their own pricing arrangements, brand such arrangements under their own company name and accept the risk of bad debt with their customers. We enter into a separate contract with the reseller and not its customers. Under this contract arrangement with our resellers, we bill the reseller and not their customers at discounted wholesale per minute or per transaction rates. The risk of bad debt resides with the reseller and

Mr. Craig D. Wilson
December 10, 2008

not the reseller’s customers. We, therefore, recognize revenue on a per minute of use or per transaction basis at the discounted wholesale rates set forth in the contract with the reseller when the reseller’s customers generate minutes of use or transactions.

     Our agents are independent contractors that are an extension of our existing direct sales force. Our agents sell our services on a per minute or per transaction basis, and we enter into a contract with the customers. We bill the customer directly, accept all risk of bad debt with the customers and service the customers directly. In return, similar to our own direct sales force, we pay a residual sales commission to our agents. As a result, we recognize revenue on a per minute or per transaction basis pursuant to the contract between us and our customers and recognize a sales commission expense based on the commissions paid to our agents on that revenue when these customers generate minutes of use or transactions.

     We have not disclosed our indirect channel revenue separately in our SEC filings because we believe it falls into our general per minute or per transaction revenue recognition policy.

Exhibits 31 and 32 Certifications

Comment:

13.

As a result of the restatement, we note the revisions to both the independent accountants report and their report on the internal control over financial reporting are dated October 10, 2008. We note the updated certifications which have been filed with the amended Form 10-K and amended Forms 10-Q have been dated October 8, 2008. Tell us why you believe you have filed the proper certifications pursuant to Item 601(b)(31)(i) of Regulation S-K with respect to the October 8, 2008 date in view of the October 10, 2008 date of the accountants reports.

Response:

     On September 15, 2008, we announced that we would restate our annual financial statements for the year ended 2007 and our interim financial statements for the first and second quarters of 2008 to correct the accounting for interest rate swaps on our revolving credit facility entered into in August 2007 and that we would file restated financial statements covering these periods with the SEC as soon as practicable.

     Over the subsequent several weeks, we were in constant contact with our independent registered public accounting firm, Deloitte & Touche LLP and exchanged multiple drafts of the amended filings, as well as drafts of D&T’s independent accountants report and their report on the internal control over financial reporting.

     On October 8, 2008, consistent with our standard practice, we held a meeting of our chief executive officer, chief financial officer, president, general counsel and director of internal audit prior to filing the amended reports. The purpose of these meetings is to describe the process that we undertake to ensure that our chief executive officer and chief financial officer are in a position to make certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

Mr. Craig D. Wilson
December 10, 2008

and rules and regulations promulgated by the SEC pursuant to SOX regarding the periodic reports that we file under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as well as to answer any questions about that process and the reports. All participants had reviewed a draft of D&T’s reports, which were in substantially final form and in the form presented on October 3, 2008 to our full board of directors in connection with an unanimous board consent to approve the amended filings. Our chief executive officer and chief financial officer signed the certifications at the conclusion of the meeting with the understanding that we would not file the certifications or the amended filings if D&T made any material changes to its reports or if our finance and legal departments made any material changes to the amended filings.

     At a meeting held on October 9, 2008, our audit committee reviewed the same draft of D&T’s reports that our full board of directors reviewed and that our chief executive officer and chief financial officer reviewed prior to the certification meeting. Our audit committee approved the amended filings, which the members had reviewed in substantially final form, and received verbal confirmation from D&T that its reports were in substantially final form and that any changes would not be substantive.

     D&T released the final reports and their consent to us on October 10, 2008, which were substantively the same as the drafts reviewed by our chief executive officer and chief financial officer prior to the certification meeting and the drafts reviewed by our full board of directors and audit committee. In fact, the only change to the final reports from the draft distributed on October 3, 2008 was the correction of an immaterial typographical error.

     Our chief executive officer and chief financial officer determined on October 8, 2008 that each could sign his certifications based, in part, on their review of D&T’s draft reports and consent that were in substantially final form and did not materially change from that time to the time D&T released the signed reports. Further, we find no requirement in Item 601(b)(31)(i) of Regulation S-K that the date of the certifications match the date of the auditor’s reports or consent. Accordingly, we believe that we filed the proper certifications pursuant to Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Comment:

14.

You have omitted performance targets, apparently in reliance upon Instruction 4 to Item 402(b) of Regulation S-K In your response letter, please provide a reasonably detailed analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm. You provide limited information concerning the degree of difficulty to achieve these undisclosed performance targets, with reference to the historical achievement in 2007 for the named executive officers. In future filings please enhance your discussion of the degree of difficulty that you expect will be experienced in

Mr. Craig D. Wilson
December 10, 2008

achieving undisclosed performance targets. For example, provide a more thorough historical assessment of the predictability of achievement of performance objectives and the relation between historical and future achievement. This will provide investors with a more clear impression of the arduousness or ease associated with achievement of the undisclosed target levels. In addition, for non-GAAP performance targets presented, please disclose how you would calculate that figure, consistent with Instruction 5 to Item 402(b)(2) of Regulation S-K.

Response:

     We have historically applied two different types of performance objectives to our executive incentive bonus awards: (a) objective goals based upon our financial performance and (b) individual strategic goals based upon each executive officer’s position and duties. The financial goals are based on our internal operating plan for the given year and are established for both quarterly and annual performance periods.

     As described on pages 22 and 23 of our proxy statement, specific performance objectives varied greatly among our executive officers for 2007. We identified the following 12 objectives used to determine 2007 bonuses, not all of which applied to each executive officer:

  consolidated net revenues;

  adjusted EBITDA;

  pre-tax income;

  free cash flow;

  capital expenditures;

  operating expenses;

  days sales outstanding (DSO);

  days payable outstanding (DPO);

  consolidation of finance functions globally;

  revenue growth in certain newer solution sets within core business practices;

  migration of customers to automated and web-based services; and

  centralization of certain back-office functions.

Mr. Craig D. Wilson
December 10, 2008

We disclosed the 2007 annual performance targets for the first six of these objectives, as derived from our operating plan, on page 23 of our proxy statement along with the actual results for such measures.

     Consistent with Instruction 4 to Item 402(b) of Regulation S-K, however, we believe we may appropriately omit the quarterly targets for such objectives, as well as the criteria for the remaining six objectives, as this information constitutes confidential financial information, the disclosure of which would harm our competitive position.

     Quarterly Targets

     As noted on page 23 of our proxy statement, we do not publicly disclose specific quarterly or annual internal operating objectives, nor do we provide public financial guidance on a quarterly basis. Instead, we provide only annual ranges of percentage increases over the prior year for revenues and earnings. Disclosure of quarterly performance targets would cause us competitive harm by providing competitors and other third parties with insights into our expectations and the priority we place on these business metrics on a periodic basis. In addition, combined with other information readily available in the industry and our own public disclosures, competitors could use this quarterly information to determine our expectations regarding the timing of significant business events. For example, varying weights of revenue goals from one quarter to another may reflect the expected renewal of significant customer agreements or our intended timing of new product releases or upgrades to existing products. Similarly, varying operating cost targets may evidence our initial expectations of the timing of major web site or network upgrades. We believe that competitors could use targets from completed quarters to derive insight into our successes or failures in meeting internal timing goals related to our operations over the course of a given year. This information may enable more decisive action on the part of our competitors with respect to their own operations.

     DSO and DPO Targets

     We believe that disclosure of targets for DSOs and DPOs would provide our competitors direct information regarding our cash flows and ability to pay and collect on existing obligations. DSO is a measure of the average number of days that we take to collect revenue after completing a sale. DPO is a measure of how long we take to pay our trade creditors. Our competitors can use both measures to gauge the effectiveness of our financial operations and ability to generate cash.

     Individual and Business Area Performance Measures

     The remaining objectives used in establishing 2007 executive bonuses involve individual and business area performance measures. We do not disclose targets for such objectives because they are inherently sensitive and offer our competitors insight into our business plans and internal operations. These objectives are based largely on subjective evaluations of the executive officer’s performance, are not otherwise publicly available and do not necessarily reflect on our financial condition or performance. Accordingly, in addition to their confidential nature, we do not believe that these measures are material to the understanding of our incentive program.

Mr. Craig D. Wilson
December 10, 2008

     Degree of Difficulty

     We acknowledge the Staff’s comment and suggestions regarding the disclosure of the degree of difficulty that we expect our executive officers to experience in achieving undisclosed performance targets and will enhance our disclosure accordingly in future filings. On page 23 of our proxy statement, we provided an illustration of this degree of difficulty by noting that our financial performance exceeded forecasts and listing the percentage of the possible maximum incentive bonus earned by our executive officers for 2007. We will provide more historical data in future filings, including an explanation of any expected changes between historical achievement of undisclosed performance targets and anticipated future achievement.

     Non-GAAP Performance Targets

     Please note that we have disclosed in our proxy statement how we calculate the non-GAAP performance targets presented in accordance with Instruction 5 to Item 402(b)(2) of Regulation S-K. Specifically, we discuss the calculation of adjusted EBIDTA in the first full paragraph on page 22 of our proxy statement regarding Mr. Jones’ bonus and the calculation of free cash flow in footnote 2 to the performance target table on page 23 of our proxy statement.

Comment:

15.

We note that on page 21 you disclose that in June of 2007 you revised the performance targets for Messrs. Havener, Schrafft and Provow for the third and fourth quarters and for 2007 as a whole to account for the non-recurring items charged as a result of the $150 million self tender offer. Please clarify whether quarterly and annual performance criteria are readjusted on a periodic basis, or if these criteria are fixed in the beginning of the fiscal year.

Response:

     On page 21 of our proxy statement, we note that bonus performance criteria for our executive officers are established each year by our compensation committee and are based on our annual internal operating plan, as recommended by our executive officers to and approved by our board of directors. While our compensation committee sets the performance criteria in January of each year, it retains the discretion to adjust the criteria in light of non-recurring items or extraordinary corporate events. As disclosed on page 21 of our proxy statement, these adjustments have included deductions for the interest expense associated with borrowing under our credit facility to fund our $150.0 million self-tender offer from pretax income targets and allowances for capacity investment initiatives to capital expenditures targets. In future filings, we will specifically disclose our compensation committee’s discretion to adjust performance criteria and continue to disclose such adjustments, if any.

Mr. Craig D. Wilson
December 10, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 2. Significant Accounting Policies

Income Taxes, page 6

Comment:

16.

Explain to us the nature of the tax planning strategies which lead to the realization of net operating losses in the United Kingdom subsidiary and so reduced the effective income tax rate during the three and nine month periods ended September 30, 2008.

Response:

     Our tax planning strategy that allowed us to realize net operating losses in the United Kingdom was the result of our plan to merge our loss generating subsidiary in the United Kingdom with our profit generating subsidiary in the United Kingdom. We are able to utilize the U.K. Group Relief law, which allows for the combination of disparate UK entities under common control to combine operating results of such entities. This law allowed us to apply such losses on a retroactive basis.

Note 9. Commitments and Contingencies

General, page 17

Comment:

17.

Tell us how the June 30, 2008 FCC order which ruled that audio conferencing providers are providers of “telecommunications” will affect the Company, its results of operations and financial position. Tell us and disclose whether there is a reasonable possibility that this order will subject the Company to the payments of a material amount of “telecommunication excise taxes.”

Response:

     Please note that we did not include a discussion of the FCC order in Note 9. Commitments and Contingencies in our Form 10-Q for the quarter ended September 30, 2008, because the order was finalized on June 30, 2008, as disclosed in our Form 10-Q for the quarter ended June 30, 2008, and it was no longer a contingency at the end of the third quarter.

     The FCC order will not subject us to any material payments that affect our results of operations because it required us to contribute to the federal Universal Service Fund on a prospective basis only beginning October 1, 2008. Also, as disclosed in our filings, in accordance with the FCC’s order and the public notice dated July 17, 2008, we began contributing to and

Mr. Craig D. Wilson
December 10, 2008

assessing our applicable Conferencing & Collaboration Solutions customers USF fees in October 2008 to allow us to recover the cost of our USF contributions. Several providers of audio conferencing services have filed petitions requesting reconsideration of all or portions of the FCC’s order, which are currently pending. As discussed in Item 1A. “Risk Factors” of our Form 10-K/A for the year ended December 31, 2007, Form 10-Q/A for the quarter ended March 31, 2008 and Form 10-Q/A for the quarter ended June 30, 2008, it is too early to predict whether state regulatory authorities, including state public service or utility commissions, may also seek to require us to submit to traditional telecommunications carrier regulation under various state laws as a provider of “telecommunications.” In addition, state taxing authorities may similarly attempt to subject our Conferencing & Collaboration Solutions to their telecommunications excise tax statutes. For example, we accrued approximately $4.0 million in the second quarter of 2008 in connection with one such state’s telecommunications excise tax statutes, as disclosed in Note 2 to our financial statements included in our Form 10-Q/A for the quarter ended June 30, 2008 and our Form 10-Q for the quarter ended September 30, 2008 under “State Sales Tax and Excise Tax.” Please see our response to comment 18 below relating to our review of the possible applicability of telecommunications excise taxes to our Conferencing & Collaboration Solutions in our top 15 revenue-producing states.

Comment:

18.

SFAS 5 paragraph 10 requires the disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. Tell us how you have considered these disclosure requirements as it relates to your exposure to both sales tax and telecommunications excise taxes. We reference FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss” (“FIN 14”) and SAB No. 92.

Response:

     We have performed a review in our top 15 revenue-producing states, which generate approximately 80% of our U.S. revenues, regarding sales and telecommunications excise taxes applicable to our Conferencing & Collaboration Solutions. In addition, as disclosed in Note 2 to our financial statements included in our Form 10-Q for the quarter ended September 30, 2008 under “State Sales Tax and Excise Taxes,” we are currently under audit or completing audits with several states in this same group of states regarding such tax matters. As a result of our review of these states’ tax laws related to our services and the preliminary audit results from states with which we are currently under review, we determined that a liability exists under the probability criteria set forth in SFAS No. 5. Based on this experience, we have reasonably estimated our financial liability and recorded such liability in our financial statements in accordance with SFAS 5, FIN 14 and SAB No. 92.

Mr. Craig D. Wilson
December 10, 2008

Litigation and Claims, page 17

Comment:

19.

Tell us why the Company believes that its financial contribution to the Quizno’s Corporation settlement will be covered by their insurance policy. Tell us whether the Company has recorded a loss contingency in accordance with paragraph 8 of SFAS 5. Tell us the nature of your discussions with your insurance company which would indicate this loss would be covered.

Response:

     In August 2007, we received a coverage letter from our insurer regarding this claim. In that letter, our insurer agreed to participate in the defense of this claim subject to a reservation of rights and to pay reasonable and necessary costs and expenses of defending us in connection with this claim. Our insurer has paid and is continuing to pay our defense costs as agreed to in that coverage letter. After agreeing to defend this claim, our insurer has been actively involved in this litigation, and a representative of our insurer attended the two-day mediation held in February 2008. All parties reached a confidential global settlement in principle during that mediation, and our insurer approved that agreement. At that time, our insurer agreed in writing to pay our contribution to the confidential global settlement, subject to our policy deductible and our nominal contribution to the settlement fund. We have met our policy deductible and recorded a loss contingency for the amount of our settlement contribution in accordance with paragraph 8 of SFAS 5. Our total contribution to the global settlement of this matter will be well below our policy limits. In August 2008, the court in this case preliminarily approved the confidential global settlement agreement.

Form 8-K filed October 23, 2008

Comment:

20.

We note that you refer to your non-GAAP Information as “pro forma” The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Response:

     In response to the Staff’s comment, we will not use the “pro forma” terminology in future filings when referring to our non-GAAP information. We will instead use the terminology “non-GAAP” operating income, net income and diluted earnings per share when referring to such non-GAAP financial measures.

Mr. Craig D. Wilson
December 10, 2008

     In connection with these responses to the Staff’s comments, we acknowledge that:

  we are is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration of our responses to the Staff's comments, and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned (404-262-8502).

Very truly yours, /s/ Scott Askins Leonard Scott Askins Leonard SVP-Legal and General Counsel